Filed by Precision Drilling Trust
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Grey Wolf, Inc.
Commission File Number: 001-08226
Employee Communication
The following was distributed to employees of Grey Wolf, Inc. and Precision Drilling Corporation by email on November 14, 2008:
Thanks to everyone who responded with feedback on last week’s Integration Memo. Our goal is to send weekly update to answer your questions and report on the Integration Team’s activities.
We will continue to send Integration Updates to all Precision and Grey Wolf employees via email and to provide a PDF that can be posted on bulletin boards.
You asked
You asked us to clarify last week’s update, which said: “We will challenge the new organization to leverage scale to reduce costs, increase revenue and engage our people in a rewarding culture.”
Let us be clear. Leveraging scale to reduce costs refers to how we plan for, purchase and deploy resources. For example, we will look for ways to maximize our purchasing power as a larger company to ensure we are getting the best possible value from our suppliers so we can provide the best possible value to our clients.
Leveraging scale to reduce costs is NOT secret code for “there will be layoffs.” We need all the talent and experience that resides in both our companies to build the new Precision and our goal is to provide real opportunities for all our employees. In fact, we fully expect to continue to recruit more employees so we can realize our vision of being a leading driller and oilfield service provider internationally.
They’ve seen it all
This week the Functional Project Teams started their work related to Human Resources, Information Technology, Operations, Operational Finance, Corporate, Sales and Marketing, Tech Support and Safety.
The Functional Team leaders introduced themselves to the group by recapping how many years they’ve worked at either Precision or Grey Wolf and how many mergers and/or acquisitions they’ve been through in their careers. The numbers were staggering ... in a good way.
These people have been through every possible integration scenario and they know what works and what doesn’t. Having been through it all, they’re also sensitive to what employees, customers and suppliers want and need to know about the process.
The teams will be putting forward recommendations for decisions and actions required on close, within six months and within six-months to a year of close. We’ll provide more details on their plans in future Integration Updates.
Another step towards completing the merger
As you know, we can’t complete the merger unless the Grey Wolf shareholders vote in favour of it. Shareholders often follow the recommendation of an independent research group when deciding which way to vote. This week, two major independent research groups — ISS Governance Services and Proxy Governance, Inc. — issued recommendations that shareholders vote for the merger.
Got questions?
If you have questions about the integration process, please ask your supervisor, contact any one of the Functional Project Team leaders (identified on last week’s Integration Project Structure chart) or send an email to integration@precisiondrilling.com

Forward-Looking Statements
The foregoing communication contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. The specific forward-looking statements cover our expectations and projections regarding the anticipated benefits of the merger. These forward-looking statements are subject to risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially, including oil and natural gas prices and trends in those prices, the pricing and other competitive policies of our competitors, uninsured or under-insured casualty losses, cost of insurance coverage, increasing rig supply, changes in interest rates, unexpected costs under turnkey drilling contracts, weather conditions, the overall level of drilling activity in our market areas, integration difficulties, and the risk that the merger may not be completed or anticipated benefits will not be realized. Please refer to reports filed with the Securities and Exchange Commission by Grey Wolf and Precision for additional information concerning risk factors that could cause actual results to differ materially from these forward-looking statements.
Additional Information and Where to Find It
In connection with the proposed merger, Precision has filed a registration statement on Form F-4, which includes a proxy statement of Grey Wolf with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS OF GREY WOLF ARE URGED TO CAREFULLY READ IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND OTHER MATERIALS REGARDING THE PROPOSED TRANSACTION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GREY WOLF, PRECISION, PRECISION LOBOS CORPORATION, A WHOLLY-OWNED SUBSIDIARY OF PRECISION CREATED AS A SPECIAL PURPOSE VEHICLE, AND THE PROPOSED MERGER. Prospective investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus and other documents containing information about Grey Wolf and Precision, without charge, at the SEC’s web site at www.sec.gov, at Precision’s web site at www.precisiondrilling.com, and at Grey Wolf’s web site at www.gwdrilling.com. Copies of the registration statement and the proxy statement/prospectus and the SEC filings are incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Precision Drilling Trust, (403) 716-4500 or to Investor Relations, Grey Wolf, Inc., (713) 435-6100.
Participants in the Solicitation
Grey Wolf and Precision and their respective directors, officers, trustees and other persons may be deemed to be participants in the solicitation of proxies from Grey Wolf’s shareholders in respect of the proposed merger. Information about the directors and executive officers of Grey Wolf and their ownership of Grey Wolf common stock can be found in Grey Wolf’s proxy statement filed October 29, 2008 (the “proxy statement/prospectus”). Information concerning the directors and executive officers of Precision is included in the proxy statement/prospectus. Additional information regarding the identity of potential participants in the solicitation of proxies in respect of the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, is also included in the proxy statement/prospectus.
END